Exhibit 99.1

Baijiayun Announces Changes in Management and Board of Directors

BEIJING, January 22, 2024 /PRNewswire/ -- Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC), a one-stop AI video solution provider, today announced changes in its management and board of directors (the “Board”).

Mr. Gangjiang Li has resigned as a member and chairman of the Board, a member and chairman of the compensation committee of the Board and the chief executive officer of the Company for personal reasons, effective from January 22, 2024. Mr. Ching Chiu has resigned as a director of the Company for personal reasons, effective from the same date. Their resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practice.

Mr. Yi Ma, who currently serves as the president of the Company and a director of the Board, has been appointed as the Company’s chief executive officer and chairman of the Board to succeed Mr. Gangjiang Li, effective from January 22, 2024. Ms. Qiong Ni, the spouse of Mr. Gangjiang Li, and Ms. Xin Zhang, who currently serves as the secretary of the Board, have been appointed as new directors to serve on the Board, effective from January 22, 2024.

Following the foregoing changes, the Board currently consists of five directors, including Mr. Yi Ma, Ms. Qiong Ni, Ms. Xin Zhang, and two independent directors, including Mr. Erlu Lin and Mr. Chun Liu. In addition, the compensation committee of the Board currently consists of Ms. Qiong Ni and Mr. Yi Ma, with Ms. Qiong Ni as the chairman; and the nominating and corporate governance committee of the Board currently consists of Mr. Yi Ma and Ms. Xin Zhang, with Mr. Yi Ma as the chairman. The composition of the audit committee of the Board remains unchanged, i.e., with Mr. Erlu Lin and Mr. Chun Liu as members and Mr. Erlu Lin as the chairman.

Biographical information relating to the newly appointed directors is set out as follows.

Ms. Qiong Ni has served as the general manager of JiaJia Holdings Co., Ltd. since March 2017, where she is mainly responsible for coordinating the investment and holding management and leading the operations and development at the headquarters level. Ms. Ni received her bachelor’s degree in environmental art and design from Donghua University in June 2003.

Ms. Xin Zhang joined Baijiayun in July 2017 and has served as the secretary of the Board since January 2020. She is responsible for organizing and coordinating the Company’s information disclosure, strengthening communications and coordination with the capital markets, and formulating affairs management policies. Before joining Baijiayun, Ms. Zhang worked at the human resources department of Gaotu Techedu Inc. (NYSE: GOTU, formerly known as GSX Techedu Inc.) from September 2014 to May 2017, and served as the assistant to chief technology officer of Baidu Inc. (HKEx: 9888) from July 2011 to August 2014. Ms. Zhang received her bachelor’s degree in network engineering from Dalian Minzu University in June 2011.

About Baijiayun Group Ltd

Baijiayun is a one-stop AI video solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since its inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions, including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun caters to the evolving communications and collaboration needs of enterprises of all sizes and industries.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” and “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this press release, and subsequent events and developments may cause the Company’s estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For investor and media enquiries, please contact:

Company Contact:

Ms. Fangfei Liu

Chief Financial Officer, Baijiayun Group Ltd

Phone: +86 25 8222 1596

Email: liufangfei@baijiayun.com